NANO DIMENSION

Electrifying Additive Manufacturing®

# Nano Dimension is a Developer & Provider of **Intelligent Machines** and **Consumable Conductive & Dielectric Materials (Inks)** for the **Fabrication** of **A**dditively **M**anufactured **E**lectronics **(AME)**

January 2020

Nasdaq/TASE: NNDM

www.nano-di.com

# Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discuss the potential of its products, strategic growth plan, the size of it's addressable market, market growth, and expected recurring revenue growth. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2018, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

# Nano Dimension – **AME** Machines and **Consumable Materials** (Polymers & Silver)

https://www.youtube.com/watch?v=UFaWb0aUjPk&list=PLW7Y0iWnWhTShewSmy657p-0GnD2lotVr



High **P**erformance **E**lectronic **D**evices: **Hi-PEDs**
Fabricated the AME Machines ("3D-Printers")


30+
PATENT
APPLICATIONS
Award-winning product
DragonFly

**AME** Machines (Printers)
Using **Nano-Particles-Inks**

NANODIMENSION
NASDAQ / TASE : NNDM

# Financial Data

Nasdaq / TASE
**NNDM**
ADS ratio: 1:50

Revenues
**2017: $0.8M**
**2018: $5.1M**
**1-9/2019: $5.1M**

Shares outstanding
212.5M
**4.25M ADS***

* As of January 30, 2020

Revenue growth of **~50%** compared to previous year (1-9/2019 Vs. 1-9/2018)



Year-Over-Year Growth
Millions
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1-9/2018
$3.4M
1-9/2019
$5.1M

**$70M** invested mostly in R&D, over 5 years

Cash, Sep 30, 2019 **$5.5M**

# **BUSINESS MODEL**: Recurring Revenue Model that Scales

**Razor and blades model:**
As the installed base of systems grows, the recurring revenues from consumables increases.

Positive trend of increased ink consumption by customers is a validation to our recurring-revenue business model.


Consumables Revenues
USD Thousands
300
250
200
150
100
50
-
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019

# New USA Management for Nano Dimension

**Yoav Stern – Incoming President & CEO**

Investor and Chairman Cyber, Fintec and Mobile/Visual Tech *(USA).* President & CEO **DVTEL Inc**. *(Sold to **FLIR Systems**) (NJ, London, Tel Aviv, New Delhi, Adelaide, Singapore, Hong Kong, Taiwan).* A turn-around executive in the Homeland Security Industry. Co-Chairman **Bogen Corporation** *(New Jersey, Memphis, Florida, Germany),* one of its main investors and a member of its Executive Committee, Audit Committee and Compensation Committee. Managing Partner Helix Capital LLC, *(San Francisco, New York),* private M&A and Turn-Around Advisory Firm. Executive **Chairman of the Board Kellstrom Industries Inc.** *(Florida),* A $300M aerospace corporation. President of **WordStar International, Inc.** *(San Francisco),* a $50M publicly traded software company. Mr. Stern led the company's turnaround process and *structured the business combination* of WordStar with two other public companies, similar sizes. He was VP M&A & Business Development **Elron Electronic** (**Nasdaq: ELRNF**) a multinational industrial investment holding company with annual revenues in excess of $1.5 billion. Elron invested in companies active in the fields of Advanced defense electronics; Data communications; Internet-software products; Semiconductors equipment; Telecommunications. Graduate of NYU, B.Sc. Degree, *Magna Cum Laude* in Mathematics and Computer Science, Engineering Diploma in Mechanics & Automation *Magna Cum Laude*. Graduate of the Air Force Academy. Air Force Service. Lt. Colonel (Ret.), Fighter Pilot, D. Squadron Commander, F-15.

# Management – Industry Background (1)

- **Ofir Baharav – Chairman.** A Leader of HW and SW companies in Semiconductors, 3D Printing, PC Security, Healthcare Informatics and Digital Print. Lived and conducted business in Shanghai. Partner **Stratus Venture** Group, VP Product Portfolio **Stratasys**, Founder And CEO, **Xjet Ltd**. EVP Products **Credence Systems Corporation** (NASDAQ CMOS), President, **Optonics** and SVP GM **Diagnostics & Characterization Division (DCG) Credence**. MBA - Warwick Business School, UK. Named on over 10 patents (SW and HW architectures).

- **Dr. Jaim Nulman – EVP Products & CTO. VP of Applied Materials**, where he commercialized the **Endura PVD system**, the most successful semiconductor manufacturing product reaching market share from 0 to over 60% and a $1B in revenue in less than 5 years, with one of the highest gross margins in the company. While at Applied he also represented the company on the board of directors of some of the companies in which Applied invested as well as developed product commercialization methods that reduce the cost and time to market. Dr. Nulman served as research associate at the **Submicron center at Cornell University** where he pioneered rapid thermal processes for the semiconductor industry. He was an invited **Lecturer at NATO Advanced Studies Institute** and the **University of Berkeley Extension.** Dr. Nulman has published over **100 publications**, and over **50 patents**. He is an **MSc and PhD from Cornell University** all in electrical engineering, and an Executive **MBA from Stanford** University.

# Management – Industry Background (2)

- **Amit Dror – CCSO, Co-Founder. ECI Telecom Ltd.**, **Comverse Technology, Inc.**, **Eternegy Ltd**.
- **Dr. Ram - VP R&D. Physical Chemist, Post Doctoral in Chemistry and Biochemistry**, and an **MBA**. Head of R&D in **Medinol**, developing in vivo medical equipment.
- **Yael Sandler – CFO.** Certified Public Accountant in Israel with a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem and an M.B.T with honors from the College of Management in Israel. She held various positions at **KPMG**.
- **Sela Chen – VP Customer Support. Applied Materials, Intel Electronics.**
- **Dan Abraham - VP Operations & Manufacturing. Stratasys, Kodak.**
- **Gilad Reshef - VP Sales**. Served as the CEO and Co-founder of **Made in Sense**, a Hong Kong company focused on design and development of intelligent wearable devices. Management positions in **DSP Group.**

# Market for High Performance Electronic Devices "**Hi-PEDs**"

**Hi-PEDs** Necessitate

- Fast time-to-market
- IP safety (in-house rapid prototyping and production)
- Iterative development
- Device performance gains
- Control of fabrication facilities **(Defense & Homeland Security Industries)**

Yet, **Hi-PEDs** are produced in lower quantities

- Hundreds to thousands, rather than hundred thousands of **PCBs** and millions **ICs**

**High Mix<>Low Volumes+**
**Customization+**
**Digital Manufacturing**
**>>Industry 4.0**

# The Challenge: **Bridging The Gap**

**Nano Dimension's AME Machines & Inks**:

Design >> Proof of Concepts >> Prototype & Short-Run Fabrication of Integrated-PCB (Additively Manufactured Circuit Boards)

**A**dditively **M**anufactured **E**lectronics (**AME**)



Traditional Integrated Circuits (*IC, Chips, CPU, ASICs)*
BLUE OCEAN
Traditional Printed Circuit Boards (PCB)

# Cutting-Edge Applications

**Breakthrough innovations enable applications never additively manufactured before:**



Built-in battery socket



DC to DC converter



PCB side-contact



Sensors:

touch, torque, strain gauge



Packaging vertically integrated circuits

Produced in **a <u>single</u> step**, by converting **digital file (E-CAD/CAM)** into a **final Device**

# Typical High-Performance Electronic Devices ("Hi-PED")



**RF antennas**

Applications:
Communications, cell phones, radar, IoT

Market size:
$21B in 2019, 6.9% CAGR by 2025

Segment leaders:
Murata, Cobham, Antcom

Their challenge:
Weight



**BGA component support**

Specialized Technological capability



**RF 20Ghz Micro strip line**

Application:
Satellite communications, aerospace, airborne radar

Segment leaders:
Manufactured directly by end use companies

Their challenge:
Control of the dielectric and the metal traces, weight.



**Inner-layer printed capacitors**

Application:
On board data processing, digital, power, RF/Optical signal interface, general electronic circuit miniaturization

Segment leaders:
(Discrete units) Murata, TDK, SEMCO, Kyocera

Their challenge:
Reproducibility, cost



**IoT Transmitter and receiver**

Application:
IoT and web access point

Market size:
166B in 2018, 38% CAGR by 2025

Segment leaders:
Amazon, Cisco, Huawei, HP

Their challenge: Consistent and accurate transmission success



**Battery socket**

Integrated battery socket

# The Problem: New Electronic Applications Create "The Gap" Between:

## Integrated Circuits

**High performance** miniaturized Electrical-Circuits-Devices **("Chips", "IC")** that are **extremely costly** to develop and fabricate. Quantities in range of millions are needed in order to justify the investments in R&D and expensive-capital-equipment for manufacturing.


Buck IC

## Printed Circuits Boards

**Lower performance** Printed circuit boards **("PCB")** that are costly to develop through prototyping, and expensive infrastructure for fabrication. They demand quantities in dozens-to-hundreds thousands in order to justify the investments in design & prototyping, as well as manufacturing infrastructure.



# Economic Models of Present Fabrication Technologies Fail to Meet Market Needs



**Integrated Circuit (IC, "Chips")**
Fabrication renders high performance devices but at an extreme and often prohibitive cost as well as a development cycle that is too long for today's needs


SMT LINE

**Printed Circuit Boards (PCB)**
Fabrication renders lower cost than IC but also lower performance devices that often fail to meet today's needs for high performance electronic devices.

Both IC and PCB fabrication technologies fail to meet today's primary needs:

a. IP security is compromised: IC and PCB fabs are too expensive to own in house
b. Short product life cycles >> shorter development iterations >> rapid prototyping (hours instead of weeks)
c. Rapid 'fail proof' transition from prototyping to low volume production (10s-1,000s)

# The Challenge: **Bridging The Gap**


**Traditional Integrated Circuits (*IC, Chips, CPU, ASICs*)**
**Traditional Printed Circuit Boards (PCB)**
**BLUE OCEAN**
DragonFly

# A Rapidly Growing Market for High Performance Electronic Devices (Hi-PEDs)

## **High Performance Electronic Devices (Hi-PEDs)** are integral enablers of:

**RESEARCH INSTITUTES**

- Academic institutions and universities
- Research & innovation centers

**INDUSTRY VERTICALS**

- Defense
- Aero**space**
- Intelligent drones
- Autonomous Automotive Development
- Robotics
- Commercial & civil aircrafts
- 'In vivo' medical devices

**ADDITIVE SERVICES**

- Additive Service Bureaus
- PCB Service Bureaus
- In-house Print Services


BLUE OCEAN

# 1-9/2019 Vs. 2018 Sales Breakdown - per Industry



2018
Resellers 40%
Defense 30%
Health 6%
Tech/PCB 7%
Research/Univ. 17%



1-9/2019
Resellers 19%
Defense 33%
Research/Univ. 24%
Tech/PCB 24%

In number of systems

# 1-9/2019 Vs. 2018 Sales Breakdown - per Region

**2018**


EMEA
20%
US
53%
APAC
27%

**30 systems in 2018**

**1-9/2019**


EMEA
38%
US
48%
APAC
14%

**21 systems in 1-9/2019**

# Worldwide Reach and Expansion



Distributors
Customers
Headquarters

Footprint As of October 2019

# Nano Dimension: First Mover, Advantage and Timing

Analysts predict 3D printed electronics will be the **next high-growth application** for product innovation:

2017 3D printed electronics market size is estimated at $176 million, **expected to reach $592 million in 2021 and up to $2.4 billion by 2025***


3D Printed Electronics Market: Growth Forecast*
(USD Millions)
3000
2500
2000
1500
1000
500
0
2017
2021
2025

* Source: DataM Intelligence, 2018

# Evolution of Nano Dimension


Functional Electronic
Materials
Hardware
Software

**Additive Manufacturing of Electronics**

**=**

**Integrated Technology of Materials, Process controlled by AI software and Hardware**


DragonFly™
DragonFly™ Pro
DragonFly™ LDM

**Basic Testing**

**Early Adopters**

**Fast Prototyping and Low Volume Production**

**Add materials with new applications**

**Deliver hybridized capabilities that combine mechanical functionality within electrified geometries**

# Nano Dimension's Solutions

**A** **AME Machines** (controlled by AI algorithms) produce electronic devices by **simultaneous 3D-injection** of **polymer dielectric** and **silver conductive materials** to fabricate, within **hours**:
**H**igh **P**erformance **E**lectronic **D**evices: **Hi-PEDs**
(including sensors, antennas, capacitors, convertors, unique geometries and complex devices)

**B** We develop and produce **Proprietary Consumable Chemical Inks** to be used by the AME machines

**A+B** Are mission critical and economical for our customers

# DragonFly LDM™ System – Introduced <u>Only</u> Since July 2019

**July 2019:** **DragonFly** ***Lights-Out Digital Manufacturing*** **(*LDM*) Machines** *using 3D printing technology*


DragonFly
30+
PATENT
APPLICATIONS
★★★
Award-winning product

- The only **Prototyping & Fabrication** Machine;
- Around-the-clock 3D-printing of electronic circuitry (**AME**);
- **Cost effective** for small-medium size quantities;

✓ New, proprietary, state-of-the-art technology

✓ 24/7 **low-volume/high mix** manufacturing of **Hi-PEDs**

✓ Uninterrupted printing, increased uptime & improved yield

✓ Simpler and faster operation for minimal maintenance

✓ New automatic printhead self-cleaning system

✓ +40% printing time than the previous DragonFly system

# In Summary: The Technological Edge

**High precision inkjet technology**

**+**

**Multi-material 3D printing**

**Combining conductive Nano-silver & dielectric polymers**

**=**

**First additive manufacturing for functional 3D electronics**



30+
PATENT
APPLICATIONS
★★★
Award-winning product

# Compelling Value Proposition

### TIME
Reduces development cycles times. Enables on-site prototyping in a matter of hours instead of weeks, even for complex designs.

### COST
Eliminates need for large order minimums. Enables ability to discover design errors in early development stage with agile rapid prototyping.

### ENVIRONMENTAL
Limits environmental impact through optimized design, size, weight. Reduces waste with additive manufacturing capabilities.

### COMPONENT CONSOLIDATION
Multi-material additive manufacturing enables functional, compact, denser, non-planar electronics parts.

### CONFIDENTIALITY
Enables retention of sensitive IP in-house during development.
Eliminates concerns and costs related to IP infringement.

### COMPLEX GEOMETRIES
Enables increased design capabilities & manufacturability of components. Added agility enables designing, testing and iterating in real time, on site.


DragonFly
30+
PATENT
APPLICATIONS
Award-winning product

NANODIMENSION

# Case Study: Harris Corporation: RF Amplifier to Space



*"Results showed similar RF performance between the 3D printed version and the baseline amplifier, clearly demonstrating the viability of 3D printed electronics for RF circuitry."*

- Dr. Arthur Paolella, Senior scientist, Space & Intelligence Systems, Harris Corporation

**Joint project for space systems communication satellites: 3D printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz.**

---

**Received a 2nd grant approval from the Israel Innovation Authority, in cooperation with Harris Corporation, for developing hardware that will fly on the International Space Station (ISS) and communicate with Harris' ground-based satellite tracking station.**


Mesh RF ground
RF input
RF output

NANODIMENSION

רשות החדשנות
Israel Innovation Authority

HARRIS

SPACE FLORIDA

* https://www.harris.com/impact/2018/11/harris-to-test-3-d-printed-rf-systems-in-space

# Growth: 2020-2021

**2nd priority**

- **Build central Europe sales, engineering and customer support force to an interim scale**
- **Re-design and implement Europe Go-To-Market strategy**

**1st priority**

- **Build USA headquarters**
- **Re-build USA sales, engineering and customer support force & knowledge to a full scale**
- **Re-design and implement USA Go-To-Market strategy**

**On-going**

- **Increase GM**
- **Continue product engineering improvements to fit production-scale machines**
- **Continue chemicals development for special Hi-PEDs, i.e. flexible devices and supportive materials**

**3rd priority**

- **Build Asia sales, engineering and customer support force to fit market scale**
- **Re-design and implement APAC Go-To-Market strategy**

# Key Highlights

- **Growth** company with significant technology and first mover advantage.
- Successfully **transitioned from an R&D company to commercial sales**.
- Rapidly **increasing customer's base** and established global presence.
- **Recognized by industry leaders**, won prestigious awards and national grants.
- **51 systems sold until 9/2019, and in turn:**
- **Increasing recurring revenue of proprietary inks**

  **The 2 main usages:**

  - **Shortening prototyping time** while creating multi-layer **Hi-PEDs** in house.
  - R&D of **unique device solutions**, miniaturized, lower weight which can be **fabricated in High Mix/Low Volume** almost only by 3D-printing.
- **Continuing innovation** developments, introducing revolutionary solutions.



NANODIMENSION

# Appendix

NASDAQ: NNDM

# Nano Dimension's Solutions

Nano Dimension systems concurrently integrate in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance.

Nano Dimension **BRIDGES THE GAP** between PCB and semiconductor integrated circuits. A revolution at the click of a button: **From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.**

# Scalable Technology and Manufacturing Platform


ISO
14001
CERTIFIED
CERTIFIED
OHSAS
18001
COMPANY

**In-house DragonFly system manufacturing**

**In-house nano ink manufacturing** - Capacity to meet future demand

**Top quality** certified ISO14001 and OHSAS18001

# Open-Ended Revenue Growth Potential



## RESEARCH INSTITUTES

- Academic institutions and universities
- Research & innovation centers

## INDUSTRY VERTICALS

- Defense
- Aerospace
- Autonomous Automotive Development
- Medical devices
- Telecom
- Industrial
- IoT

## ADDITIVE SERVICES

- Additive service bureaus
- PCB service bureaus
- In-house print services

# Unique and First of its Kind Hi-PEDs for Prototyping

- **Tens of layers**
  in a 3mm PCB
- Plug-in mini boards
- BGA component 3D support








# Case Study: The Next Generation in Additive Manufacturing

First tested by HENSOLDT, global defense & security pioneer:
The DragonFly LDM™ Lights-Out Digital Manufacturing system is the industry's only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry

HENSOLDT
Detect and Protect.

**The DragonFly LDM supports 3D printed multilayer PCBs, capacitors, coils, sensors, antennas and more**

*"The DragonFly LDM is a necessary evolutionary setup up from the DragonFly Pro, enabling low-volume manufacturing of electronic circuits fast and easy to do in-house, with minimal operator time. It will be a great addition for Hensoldt, enabling us to develop innovative applications faster and with far better machine availability and lower maintenance than ever before".*

*Andreas Salomon, responsible project leader, 3D printed electronics, HENSOLDT*



# Strategic Growth Plan



## Current State

Growth by monetizing commercially available products for additive electronics design & prototyping

## Horizon 1

Deliver manufacturing-grade machines for low volume of **Hi-PEDs using AME**

## Horizon 2

- Add materials with new applications
- Deliver hybridized capabilities that combine mechanical functionality within electrified geometries

# Company Timeline

TEL-AVIV STOCK EXCHANGE

Nasdaq

FORTUNE 500

- 2014: Listed on TASE
- 2016: Listed on Nasdaq
- 2016-2017: Early access trials with Fortune 500 companies

- 2018 revenues: $5.1m
- Built global sales and operations infrastructure

- 1-9/2019 revenues: $5.1m
- 51 systems sold WW until 9/2019
- Increased revenues
- Improved GM

2014-2016 | 2017 | 2018 | 2019

## 2014-2016: **R&D**



- Developed product, materials & software
- Established manufacturing
- Built organization

## 2017- 2018: **COMMERCIALIZATION**

- First sales: Q4 2017



- Opened U.S. and Asia Pacific HQ and demo centers
- Recruited 20 value-added resellers world-wide

## 2019: **GROWTH**

- Introduced disruptive new technologies and applications
- Growing ink sales validate recurring revenue model
- Repeat and new customers

NANODIMENSION

# 2019 Highlights

**51 systems** sold to leading companies and organizations worldwide until 9/2019

Further expansion in the U.S. **defense industry.** In Q3- four additional sales to leading defense organizations

**Increased ink consumption** validates the company's recurring revenue model

Leading **technology institutes purchased** DragonFly systems: UK's Manufacturing Technology Centre and Istituto Italiano di Technologia

## Recognition and Innovation

- Existing customers expressed a vote of confidence - Purchased an **LDM upgrade** to their existing DragonFly Pro system
- Introduced **3D printed capacitors** embedded in additively manufactured PCBs, saving space and eliminating the need for assembly


Key Technologies
Nano Dimension in the spotlight of MTC's European Electronics Conference

# Experienced Leadership Team



**Yoav Stern**
President & CEO



**Yael Sandler**
CFO



**Jaim Nulman**
CTO



**Ofir Baharav**
Chairman of the Board



**Amit Dror**
Customer Success Officer
Co-Founder



**Sela Chen**
VP Customer Support



**Gilad Reshef**
VP Sales



**Dan Abraham**
VP Operations

# THANK YOU

NASDAQ: NNDM

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